

Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020

Ph. 307-777-7311

For Office Use Only

WY Secretary of State
FILED: Aug 3 2020 2:13PM
Original ID: 2020-000934428

Profit Corporation
Articles of Incorporation

I. **The name of the profit corporation is:**
The Tutelare Corporation

II. **The name and physical address of the registered agent of the profit corporation is:**
Northwest Registered Agent Service, Inc.
30 N Gould St Ste N
Sheridan, WY 82801

III. **The mailing address of the profit corporation is:**
140 Arlayne Rd. PB10
Kaleden / British Columbia
Canada

IV. **The principal office address of the profit corporation is:**
140 Arlayne Rd. PB10
Kaleden / British Columbia
Canada

V. **The number, par value, and class of shares the profit corporation corporation will have the authority to issue are:**

Number of Common Shares:	Unlimited	Common Par Value:	$0.0001
Number of Preferred Shares:	0	Preferred Par Value:	$0.0000

VI. **The name and address of each incorporator is as follows:**
Rodney Wayne Reum
140 Arlayne Rd., Kaleden, British Columbia, V0H1K0

Signature: *Rodney Wayne Reum*

Date: **08/03/2020**

Print Name: **Rodney Wayne Reum**

Title: **Director**

Email: **rreum@cabglobal.com**

Daytime Phone #: **(250) 490-5299**

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: Rodney Wayne Reum

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual   ☐ An Organization

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature: *Rodney Wayne Reum*   Date: **08/03/2020**

Print Name: **Rodney Wayne Reum**

Title: **Director**

Email: **rreum@cabglobal.com**

Daytime Phone #:   **(250) 490-5299**

Consent to Appointment by Registered Agent

Northwest Registered Agent Service, Inc., whose registered office is located at **30 N Gould St Ste N, Sheridan, WY 82801**, voluntarily consented to serve as the registered agent for **The Tutelare Corporation** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Rodney Wayne Reum*   Date: **08/03/2020**

Print Name: **Rodney Wayne Reum**

Title: **Director**

Email: **rreum@cabglobal.com**

Daytime Phone #: **(250) 490-5299**

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

The Tutelare Corporation

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **3rd** day of **August**, **2020** at **2:13 PM.**

Remainder intentionally left blank.



Filed Date: 08/03/2020

Edward A. Buchanan

Secretary of State

Filed Online By:

Rodney Wayne Reum

on 08/03/2020